                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         Foothill Independent Bancorp
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  344905104
--------------------------------------------------------------------------------
                                (CUSIP Number)

              Thomas M. Cerabino, Esq., Willkie Farr & Gallagher,
                 787 Seventh Avenue, New York, New York  10019
                                (212) 728-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies  of this statement,  including all exhibits,  should  be filed
with the Commission.   See Rule 13d-l(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 344905104                                           Page 2 of 15 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Partners, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                     (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                          8     SHARED VOTING POWER


                      --------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11)  EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.24 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 15
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 344905104                                           Page 3 of 15 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                     (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                          8     SHARED VOTING POWER


                      --------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11)  EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.24 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    3 of 15
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 344905104                                           Page 4 of 15 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bennett Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                     (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                          8     SHARED VOTING POWER


                      --------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11)  EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.24 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    4 of 15
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  The purpose of this  Amendment No. 7 to the  previously  filed
Schedule 13D is to report a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1.  Security and Issuer
----------------------------

                  No change.

Item 2.  Identity and Background
--------------------------------

                   This Statement has been filed on behalf of the Reporting Persons, namely Basswood Partners, L.L.C. ("Basswood"), a Delaware limited liability company, and Matthew Lindenbaum and Bennett Lindenbaum, the managing members of Basswood. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and is the investment general partner of Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and certain managed accounts (including Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire Shares. Basswood Capital Management, LLC (of whom Matthew Lindenbaum and Bennett Lindenbaum are managing members) acts as investment manager to Basswood International Fund, Inc., a Cayman Islands exempted Company ("Basswood International") and acts as advisor to several managed accounts. The Partnership, Basswood International, Whitewood and Jet I are referred to collectively as the "Accounts." As of the date hereof, 445,738 Shares are owned of record by the Partnership, 4,608 Shares are owned of record by Whitewood, 22,292 Shares are owned of record by Jet, 80,683 Shares are owned of record by Basswood International and 100 Shares are owned of record by Bennett Lindenbaum. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

                  Messrs. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

                  During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

                  Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

                  As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 553,421 Shares, all of which Shares are held of record by the Accounts (other than 100 Shares which are owned of record by Bennett Lindenbaum). The Shares have been purchased in open market transactions at an aggregate cost of $5,310,185.31. The funds for the purchase of the Shares held by the Accounts and Mr. Lindenbaum have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.  Purpose of Transaction
-------------------------------

                  All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

                  On March 17, 1999, Basswood mailed a letter to the Board of Directors of the Company, the text of which follows:


                               Page 5 of 15 Pages

                        Basswood Financial Partners, L.P.

                         645 Madison Avenue, 10th Floor

                                New York NY 10022
--------------------------------------------------------------------------------





                                 March 17, 1999

VIA FAX AND OVERNIGHT
---------------------


Mr. George E. Langley
President and Chief Executive Officer
Foothill Independent Bancorp.
510 South Grand Avenue, Suite 204
Glendora, CA 91741

      Re:     Request for Records under Sections 1600 and 1601 of the California
              ------------------------------------------------------------------
              General Corporation Law
              -----------------------

Dear Mr. Langley:

                  I am writing on behalf of Basswood Financial Partners, L.P. ("Basswood Financial Partners"), the record owner of 445,738 shares of common stock of Foothill Independent Bancorp. ("Foothill" or the "Company"). I am the managing member of Basswood Partners L.L.C., the general partner of Basswood Financial Partners, and I am authorized by Basswood Financial Partners to make this request for records under Section 1600 and Section 1601 of the California General Corporation Law ("CGCL"). Whitewood Financial Partners, L.P., the record owner of 4,608 Foothill shares and Jet 1, L.P., the record owner of 22,292 Foothill shares, join in this request. A copy of records from ChaseMellon Shareholder Services ("ChaseMellon") confirming the record ownership of Basswood Financial Partners, Whitewood Financial Partners, L.P., and Jet 1, L.P., is attached to this letter. This letter supplements the letters to you dated
December 21, 1998 and January 27, 1999 from Basswood Partners, L.P. (the "Letters").

                  Pursuant to Sections 1600 and 1601 of the CGCL, Basswood Financial Partners requests the right to inspect and copy the records of the Company described in Sections 1600(a)(1) and 1600(a)(2) and in Section 1601 of the CGCL during regular business hours on or before the sixth business day following the date of this letter. Specifically, we request that the Company provide to us the information and permit us to take the other actions set forth in Annex A hereto as expeditiously as possible. Basswood Financial Partners agrees to reimburse the reasonable out-of-pocket costs incurred by the Company (and its transfer agent) in connection with the production of the information set forth in Annex A.

                   Basswood Financial Partners believes that the financial performance of the Company has been disappointing. Foothill's core return on equity, core return on assets and efficiency ratio are all significantly worse than the performance of the Western Banks Average as shown in the SNL Quarterly Bank Digest. Basswood Financial Partners believes that the best means of maximizing value for the Company's shareholders is to take advantage of the current consolidation trend in the banking industry and to sell the Company. We wish to inspect the Company's shareholder list materials so that we may communicate with other shareholders of the Company on matters relating to our mutual interests as shareholders, including methods of improving the Company's financial performance and maximizing shareholder value. In its own right, Basswood Financial Partners owns approximately 7.5% of Foothill's outstanding shares and therefore is entitled as of right to the shareholder list materials described on Annex A under Section 1600(a) of the CGCL.

                   You conceded in the recent litigation commenced by Basswood Partners L.L.C. against

                               Page 6 of 15 Pages

Foothill that most, if not all, of the information requested in Annex A is readily available from your transfer agent, ChaseMellon, or can easily be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees; you specifically admitted that Foothill has a recent NOBO list in its possession. We hope that you will reconsider your prior refusal to provide this information so that we can move forward in the spirit of compromise, not adversity.

                  We wish to inspect the minute books and shareholder meeting records described in Annex A for numerous purposes related to our interests as shareholders. For example, the Board recently took action to amend the Company's by-laws and expand the number of directors on the Company's staggered board. We wish to inspect the corporate minute books to, among other things, determine the basis for the recent action by the Board, review what measures the Board and management are taking (or have taken) to maximize shareholder value, and obtain an explanation for management's poor performance. In addition, we understand that Foothill conducted an informal meeting of certain shareholders earlier this year, and we wish to determine what information was conveyed to other shareholders at this meeting concerning the Company's operations and prospects, and the investments of Basswood Financial Partners and related limited partnerships in the Company.

                  We wish to inspect the accounting records described on Annex A for the following purposes: In our view, the publicly available statements do not adequately disclose the Company's performance and financial condition. In particular, but without limitation, we are unable, solely upon a review of publicly available data and information, to ascertain how the Company calculated its "efficiency ratio" at December 31, 1998 and for the fourth quarter of 1998. As a result, we wish to inspect those accounting records that disclose how the Company calculated its stated efficiency ratio.

                  As you know from prior correspondence, we are willing to enter into a reasonable confidentiality stipulation to protect any confidential or proprietary financial information concerning the Company.

                  We hope that we can move forward without the need for further litigation and needless expense for the Company, its shareholders and Basswood Financial Partners. Please advise me when and where the items requested above will be made available for inspection and copying.

                  If you have any questions, please call me at (212) 521-9500.

                                  Respectfully,




                                  Matthew Lindenbaum

                                  On Behalf of Basswood Financial Partners, L.P.


                               Page 7 of 15 Pages

                                     ANNEX A

                  Basswood Financial Partners, L.P. ("Basswood Financial Partners"), which is a shareholder of record of over 5% of the outstanding shares of Foothill Independent Bancorp. ("Foothill"), requests that Foothill permit inspection and copying of the following records as expeditiously as possible:


SHAREHOLDER LIST MATERIALS

           Magnetic computer tape lists of the shareholders of the Company as of the most recent available date showing the name and address of, and number of shares held by, each shareholder of record, together with such computer processing data as is necessary for Basswood Financial Partners to make use of such magnetic computer tape, and printouts of such magnetic computer tape for verification purposes;

           All daily transfer sheets showing changes in the names and addresses of, and number of shares held by, shareholders of record of the Company which are in (or come into) the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraph (a) above through the date of the inspection;

           All information in, or which comes into, the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses, and number of shares held by, the participating brokers and banks holding shares in the individual nominee names of Cede & Co., and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company, and a list or lists containing the name and address of, and number of shares attributable to, any participant in any Company employee stock ownership, dividend reinvestment, stock purchase or comparable plan in which the decision how to vote or whether to dispose of shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan;

           All information in, or which comes into, the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, disclosing the names of the Non-Objecting Beneficial Owners of shares ("NOBO's") in the format of a printout and magnetic tape in descending order balance (such information is readily available to the Company under Rule 14b-1 (c) of the Securities Exchange Act of 1934, as amended, from ADP Proxy Services);

           A stop list or stop lists relating to any shares and any changes, corrections, additions or deletions from the date of the shareholder lists referred to in paragraph (a) above through the date of the inspection; and

           Lists of all holders of record of shares owning 1,000 or more shares arranged in descending order as of the most recent available date.


                               Page 8 of 15 Pages

Basswood Financial Partners further requests that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (f) above be immediately furnished to Basswood Financial Partners as such modifications, additions or deletions become available to the Company or its agent or representatives through the date of next annual meeting of shareholders of the Company.

MINUTES

           All minutes of meetings of Foothill's board of directors and any committees thereof from October 1, 1996 through the present; and

           All agendas, minutes and other documents (including any recordings or videotapes) that memorialize or record any matters discussed at any meetings of Foothill's shareholders (whether formal or informal), beginning October 1, 1996 through the present.

ACCOUNTING RECORDS

           All accounting and other financial records that were consulted or used by the Company to calculate its efficiency ratio as of December 31, 1998 and the fourth quarter of 1998. To the extent a portion of any record was consulted or used, the entire record should be provided.



                               Page 9 of 15 Pages

INQUIRY SYSTEM IN OPERATION - PLEASE ENTER REQUEST (QSCRINQ) 03/17/1999
     LOCATION: 001 CUSIP: 751 34490510 INQ CD: INQ KEY CD: KEY
     KEY: JET------------0000                CTF:       0000000
FUNC: B                                      SOC. SEC. NO.  :061491375  CERTD: Y
PRIME NAME/ADDR NAME LINES: 1                INVESTOR ID    :
JET I L P                                    SHARE BAL      :         22292.0000
C/O BASSWOOD PARTNERS                        CONVERN BAL    :              .0000
645 MADISON AVE 10TH FL                      BOOK BALANCE   :              .0000
NEW YORK NY 10022-1010                       RESTRICT BOOK  :              .0000
                                             PROXY REC BAL  :              .0000
                                             STOCK REC BAL  :              .0000
ZIP CODE   :  10022 1010                     CASH REC BAL   :              .0000
GEO CODE   :  133 ADDRESS KEY: 10645N        CASH DIV LAST  :              .0000
STATE CODE :     COUNTRY CODE:               CASH DIV UNCL  :              .0000
                  BYPASS ESCHEATMENT IND:    BYPASS DATE SET:      /      /
HOME TELEPHONE #:                                BIRTHDAY    :   00/  00  / 0000
WORK TELEPHONE #:                                MKT SYMBOL  :  FOOT
FAX TELEPHONE  #:                                MKT DATE    :  03/16/1999
PLAN PARTICIPANT : N   PLAN ID:                  MKT PRICE   :    15.625
NYDC  : O  ACH     :   RPO  :                                 PREVI0US ACCT KEY:
CASH  : Y  SOCIAL  : U MAIL : Y
STOCK : Y  TAX     : N ADDR : G REASON:
PROXY : Y  VIP     : N STOP : N                  OPEN DATE         :  03/15/1999
CONF  :  ADDITIONAL ADDRESS : N                  LAST ACTIVITY DT  :  03/15/1999


ALL CERTIFICATES DISPLAYED FOR THIS ACCOUNT      (QSCRCTF) 03/17/1999
     LOCATION: 001 CUSIP: 751 34490510 INQ CD: CTF KEY CD: KEY
     KEY JET---------0000                                     CTF:     00000000
CTF NUMBER          AMOUNT      CR DATE REASON DB DATE REASON STOP/CALL
     00021359         22292.0000 03/15/99 NORM


                               Page 10 of 15 Pages
inquiry system in OPERATION - PLEASE ENTER REQUEST   (qscrinq) 3/17/1999
         LOCATION:  001    CUSIP:  751 34490510      INQ CD: INQ       KEY CD:
         KEY:  LP-------WHITEF0000                             CTF:     00000000

FUNC:  B                                    SOC. SEC. NO.  : 223483407 CERTD:  Y
PRIME NAME/ADDR NAME LINES:  1              INVESTOR ID    :
WHITEWOOD FINANCIAL PRTNRS LP               SHARE BAL      :      4608.0000
645 MADISON AVE  10TH  FL                   CONVERSN BAL   :          .0000
NEW YORK NY  10022-1010                     BOOK BALANCE   :          .0000
                                            RESTRICT BOOK  :          .0000
                                            PROXY REC BAL  :          .0000
                                            STOCK REC BAL  :          .0000
ZIP CODE : 10022  1010                      CASH REC BAL   :          .0000
GEO CODE : 133 ADDRESS KEY : 10645N         CASH DIV LAST  :          .0000
STATE CODE        :        COUNTRY CODE:    CASH DIV UNCL  :          .0000
                  BYPASS ESCHEATMENT IND:   BYPASS DATE SET:     /    /
HOME TELEPHONE  #  :                           BIRTHDAY    :  00 / 00 /0000
WORK TELEPHONE  #  :                           MKT SYMBOL  :  FOOT
FAX  TELEPHONE  #  :                           MKT DATE    :  03/16/1999
PLAN PARTICIPANT   : N  PLAN ID:               MKT PRICE   :    15.625
NYDC  : 0    ACH     : RPO     :            PREVIOUS ACCT KEY:
CASH  : Y    SOCIAL  : U MAIL  : Y
STOCK : Y    TAX     : N ADDR  : G REASON
PROXY : Y    VIP     : N STOP  : N          OPEN DATE          :   03/15/1999
CONF  : ADDITIONAL ADDRESS     : N          LAST ACTIVITY DT   :   03/15/1999




ALL CERTIFICATES DISPLAYED FOR THIS ACCOUNT         (QSCRCTF)         03/17/1999
LOCATION:  001  CUSIP:  751 34490510        INQ CD:  CTF            KEY CD:  KEY
KEY:  LP-------WHITF0000                                        CTF:    00000000

CTF NUMBER                 AMOUNT   CR DATE REASON DB DATE     REASON  STOP/CALL

         00021358 4608.0000         03/15/99NORM


                               Page 11 of 15 Pages

INQUIRY SYSTEM IN OPERATION - PLEASE ENTER REQUEST (QSCRINQ) 03/17/1999
     LOCATION: 001 CUSIP: 751 34490510 INQ CD: INQ KEY CD: KEY
     KEY: BASSWFINPAL---0000                  CTF:       0000000
FUNC: B                                       SOC. SEC. NO.  :223224281 CERTD: Y
PRIME NAME/ADDR NAME LINES: 1                 INVESTOR ID    :
BASSWOOD FINANCIAL PARTNERS LP                SHARE BAL      :       445738.0000
645 MADISON AVE 10TH FL                       CONVERN BAL    :             .0000
NEW YORK NY 10022-1010                        BOOK BALANCE   :             .0000
                                              RESTRICT BOOK  :             .0000
                                              PROXY REC BAL  :             .0000
                                              STOCK REC BAL  :             .0000
ZIP CODE   :  10022 1010                      CASH REC BAL   :             .0000
GEO CODE   :  133 ADDRESS KEY: 10645N         CASH DIV LAST  :             .0000
STATE CODE :     COUNTRY CODE:                CASH DIV UNCL  :             .0000
                  BYPASS ESCHEATMENT IND:     BYPASS DATE SET:      /      /
HOME TELEPHONE #:                                 BIRTHDAY   :    00/  00 / 0000
WORK TELEPHONE #:                                 MKT SYMBOL :  FOOT
FAX TELEPHONE  #:                                 MKT DATE   :  03/16/1999
PLAN PARTICIPANT : N   PLAN ID:                   MKT PRICE  :    15.625
NYDC  : O  ACH     :   RPO  :                 PREVI0US ACCT KEY:
CASH  : Y  SOCIAL  : U MAIL : Y
STOCK : Y  TAX     : N ADDR : G REASON:
PROXY : Y  VIP     : N STOP : N                  OPEN DATE         :  03/15/1999
CONF  :  ADDITIONAL ADDRESS : N                  LAST ACTIVITY DT  :  03/15/1999


ALL CERTIFICATES DISPLAYED FOR THIS ACCOUNT      (QSCRCTF) 03/17/1999
     LOCATION: 001 CUSIP: 751 34490510 INQ CD: CTF KEY CD: KEY
     KEY:  BASSWFINPAL---000                                  CTF:     00000000
CTF NUMBER           AMOUNT      CR DATE REASON DB DATE REASON STOP/CALL
     00021361         445738.0000 03/15/99 NORM


                               Page 12 of 15 Pages

                  Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Company
----------------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 553,421 Shares. As of November 4, 1998 (according to the Company's Form 10-Q for the quarter ended September 30, 1998), there were a total of 5,987,175 Shares of Common Stock outstanding. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.24% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

 (c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by the Reporting Persons for the 60-day period preceding March 18, 1999 through the date hereof are set forth in Exhibit B hereto.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
--------------------------------------------------------------------------------
to Securities of the Company
----------------------------

                  No change.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

              The following exhibits are filed hereto:

Exhibit A:           An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit  B:          A description of the transactions  in the  Shares that were effected by the Reporting Persons during the 60-day period preceding March 18, 1999 through the date hereof


                               Page 13 of 15 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1999



                           BASSWOOD PARTNERS, L.L.C.

                           By: /s/ Matthew Lindenbaum
                               --------------------------
                               Name:  Matthew Lindenbaum
                               Title: Managing Member


                           By: /s/ Bennett Lindenbaum
                               --------------------------
                               Name:  Bennett Lindenbaum
                               Title: Managing Member


                               /s/ Matthew Lindenbaum
                               --------------------------
                               Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                               --------------------------
                               Bennett Lindenbaum




                               Page 14 of 15 Pages

                                  EXHIBIT INDEX

Exhibit                 Title
-------                 -----

Exhibit A:              An agreement relating to the filing of a joint statement
                        as  required  by  Rule  13d-1(k)  under  the  Securities
                        Exchange Act of 1934

Exhibit B:              A description  of the  transactions  in the  Shares that
                        were effected by the Reporting Persons during the 60-day period preceding March 18, 1999 through the date hereof.



                               Page 15 of 15 Pages